September 30, 2025

Ethan Brown
President and Chief Executive Officer
BEYOND MEAT, INC.
888 N. Douglas Street, Suite 100
El Segundo, California 90245

       Re: BEYOND MEAT, INC.
           Registration Statement on Form S-3
           Filed September 29, 2025
           File No. 333-290573
Dear Ethan Brown:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Cathy Birkeland